UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                            FFD Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  30243C 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x]    Rule 13d-1(b)
         [_]    Rule 13d-1(c)
         [_]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------
CUSIP No. 30243 C 10 7                  13G
----------------------

--------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

           FFD Financial Corporation Employee Stock Ownership Plan

--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]

                                                                         (b) [X]

--------------------------------------------------------------------------------
    3      SEC Use Only


--------------------------------------------------------------------------------
    4      Citizenship or Place of Organization

           Ohio

--------------------------------------------------------------------------------
                              5     Sole Voting Power

                                    -0-
        Number of             --------------------------------------------------
         Shares               6     Shared Voting Power
      Beneficially
          Owned                     -0-
         by Each              --------------------------------------------------
        Reporting             7     Sole Dispositive Power
         Person
          With                      -0-
                              --------------------------------------------------
                              8     Shared Dispositive Power

                                    122,515

--------------------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           122,515

--------------------------------------------------------------------------------
   10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)

--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row 9

           10.3%

--------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions)

           EP
--------------------------------------------------------------------------------

----------------------
CUSIP No. 30243 C 10 7                  13G
----------------------
--------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

           First Bankers Trust Services, Inc.

--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]

                                                                         (b) [X]

--------------------------------------------------------------------------------
    3      SEC Use Only



--------------------------------------------------------------------------------
    4      Citizenship or Place of Organization

           Illinois

--------------------------------------------------------------------------------
                              5     Sole Voting Power

                                    26,354
        Number of             --------------------------------------------------
         Shares               6     Shared Voting Power
      Beneficially
          Owned                     -0-
         by Each              --------------------------------------------------
        Reporting             7     Sole Dispositive Power
         Person
          With                      -0-
                              --------------------------------------------------
                              8     Shared Dispositive Power

                                    122,515

--------------------------------------------------------------------------------

    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           122,515

--------------------------------------------------------------------------------
   10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)

--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row 9

           10.3%

--------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions)

           BK

--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:
---------

                  FFD Financial Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:
---------

                  321 North Wooster Avenue
                  Dover, Ohio  44622

Item 2(a).        Names of Persons Filing:

                  First Bankers Trust Services, Inc.

                  FFD Financial Corporation Employee Stock Ownership Plan

Item 2(b).        Address of Principal Business Office or, if none, Residence:
---------

                  First Bankers Trust Services, Inc.
                  2321 Kochs Lane
                  P.O. Box 4005
                  Quincy, Illinois 62305

                  FFD Financial Corporation Employee Stock Ownership Plan First Bankers Trust Services, Inc., Trustee
                  2321 Kochs Lane
                  P.O. Box 4005
                  Quincy, Illinois 62305

Item 2(c).        Citizenship:

                  First Bankers Trust Services, Inc.
                           Organized in Illinois

                  FFD Financial Corporation Employee Stock Ownership Plan
                           Organized in Ohio

Item 2(d).        Title and Class of Securities:
---------

                  Common shares, no par value

Item 2(e).        CUSIP Number:
---------

                  30243 C 10 7

Item 3.           If this statement is filed pursuant to ss.ss.240.13d-1(b), or
------            240.13d-2(b) or (c), check whether the person filing is a:

                  (a)  [_]   Broker or dealer registered under Section 15 of
                             the Act (15 U.S.C. 78o).

                  (b)  [X]   Bank as defined in section 3(a)(6) of the Act (15
                             U.S.C. 78c).


                  (c)  [_]   Insurance company as defined in section 3(a)(19) of
                             the Act (15 U.S.C. 78c).

                  (d)  [_]   Investment Company registered under section 8 of
                             the Investment Company Act of 1940 (15 U.S.C.
                             80a-8).

                  (e)  [_]   An investment adviser in accordance with ss.
                             240.13d-1(b)(1)(ii)(E).

                  (f)  [X]   An employee benefit plan or endowment fund in
                             accordance with ss. 240.13d-1(b)(1)(ii)(F).

                  (g)  [_]   A parent holding company or control person in
                             accordance with ss. 240.13d-1(b)(1)(ii)(G).

                  (h)  [_]   A savings association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act (12 U.S.C. 1813).

                  (i)  [_]   A church plan that is excluded from the definition
                             of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
                             80a-3).

                  (j)  [_]   Group, in accordance with ss.
                             240.13d-1(b)(1)(ii)(J).


Item 4.           Ownership:
------
                  First Bankers Trust Services, Inc.
                  ----------------------------------

                  (a)      Amount beneficially owned:
                           122,515

                  (b)      Percent of class:
                           10.3%

                  (c)  Number of shares as to which such person has:

                       (i)  Sole power to vote or to direct the vote:
                            26,354

                       (ii) Shared power to vote or to direct the vote:
                            -0-

                      (iii) Sole power to dispose or to direct the disposition
                            of:
                            -0-

                       (iv) Shared power to dispose or to direct the disposition
                            of:
                            122,515

                  FFD Financial Corporation Employee Stock Ownership Plan
                  -------------------------------------------------------

                  (a)  Amount beneficially owned:
                           122,515

                  (b)  Percent of class:
                           10.3%

                  (c)  Number of shares as to which such person has:

                       (i)  Sole power to vote or to direct the vote:
                            -0-

                       (ii) Shared power to vote or to direct the vote:
                            -0-

                      (iii) Sole power to dispose or to direct the disposition
                            of:
                            -0-

                       (iv) Shared power to dispose or to direct the disposition
                            of:
                            122,515

                    There are 122,515 common shares owned by the FFD Financial Corporation Employee Stock Ownership Plan (the "Plan"). First Bankers Trust Services, Inc. is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion.

                    Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan.

Item 5.             Ownership of Five Percent or Less of a Class:
------

                    Inapplicable

Item 6.             Ownership of More than Five Percent on Behalf of Another
------              Person:

                    Inapplicable

Item 7.             Identification and Classification of the Subsidiary Which
------              Acquired the Security Being Reported on By the Parent
                    Holding Company:


                    Inapplicable


Item 8.             Identification and Classification of Members of the Group:
------

                    Inapplicable

Item 9.             Notice of Dissolution of Group:
------

                    Inapplicable

Item 10.            Certification:
-------

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         FIRST BANKERS TRUST SERVICES, INC.


Date:  January 20, 2006                  By:      /s/ Linda Shultz
     --------------------                    -----------------------------------
                                             Linda Shultz, Trust Officer



                                         FFD FINANCIAL CORPORATION
                                         EMPLOYEE STOCK OWNERSHIP PLAN


                                         By: First Bankers Trust Services, Inc.,
                                             Trustee


Date:  January 20, 2006                  By:      /s/ Linda Shultz
     --------------------                    -----------------------------------
                                             Linda Shultz, Trust Officer

                                    EXHIBIT A
                                    ---------

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G
                   ------------------------------------------



     The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of FFD Financial Corporation, an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.



                                         FIRST BANKERS TRUST SERVICES, INC.


Date:  January 20, 2006                  By:      /s/ Linda Shultz
     --------------------                    -----------------------------------
                                             Linda Shultz, Trust Officer



                                         FFD FINANCIAL CORPORATION
                                         EMPLOYEE STOCK OWNERSHIP PLAN


                                         By: First Bankers Trust Services, Inc.,
                                             Trustee


Date:  January 20, 2006                  By:      /s/ Linda Shultz
     --------------------                    -----------------------------------
                                             Linda Shultz, Trust Officer